April 30, 2026

Nicolas Finazzo
Chief Executive Officer
AerSale Corp
9850 NW 41st St., Suite 400
Doral, FL 33178

       Re: AerSale Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed April 16, 2026
Dear Nicolas Finazzo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    Eileen Vernon